UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously reported in a Report on Form 6-K/A furnished by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), to the Securities and Exchange Commission (the “SEC”) on May 15, 2024, on May 8, 2024, the Company received a notification letter (the “Deficiency Notice”) from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market tier of Nasdaq under Nasdaq Listing Rule 5450(b)(1)(A), since the Company’s Form 20-F for the fiscal year ended December 31, 2023, reported stockholders’ equity of $3,022,125. The Deficiency Notice also stated that the Company did not meet the continued listing requirements under the alternative standards for continued listing.

Pursuant to Nasdaq rules, the Company timely submitted a plan to regain compliance. Among other things, the plan had included the Company’s request to transfer its listing to The Nasdaq Capital Market tier of Nasdaq by November 4, 2024, which was 180 days after the date of the Deficiency Notice, the maximum number of days that the Staff had discretion to grant to regain compliance pursuant to Nasdaq Listing Rule 5450(b)(1)(A). The Company subsequently indicated to the Staff that it planned to satisfy the requirements to transfer its listing to The Nasdaq Capital Market by the completion of certain transactions by November 4, 2024. The Company was unable to consummate these transactions by November 4, 2024.

On November 5, 2024, the Company received a letter (the “Staff Determination Notice”) from the Staff, which stated that the Staff had made the determination to deny the Company’s request for continued listing on The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination Notice stated that unless the Company requested an appeal of the determination by November 12, 2024, trading of the Company’s ordinary shares and warrants would be suspended at the opening of business on November 14, 2024, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company submitted a request for hearing before the Panel. The Company’s hearing request stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

As previously reported in a Report on Form 6-K  furnished by the Company to the SEC on November 20, 2024 (the “November 2024 Form 6-K”), on November 18, 2024, the Company entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Quality Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“Quality”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of Quality (together with Ilustrato, the “Sellers”). Under the Quality Purchase Agreement, the Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of Quality, constituting approximately 69.36% of the capital stock of Quality, to the Company. In exchange, the Company was required to issue 3,818,969 Class A ordinary shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 preferred shares of the Company, subject to adjustment, to the Sellers, with provisions for the preferred shares to convert into 41,713,270 Class A Ordinary Shares subject to the Shareholder Approval (as defined in the November 2024 Form 6-K) and listing clearance by Nasdaq. The Quality Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Quality Purchase Agreement, the Company was required to consummate the transactions (the “Acquisition Transactions”) contemplated by the Quality Purchase Agreement at the date (the “Closing Date”) of the closing of the Acquisition Transactions (the “Acquisition Closing”).

On November 26, 2024, the conditions to the Acquisition Closing were satisfied in all material respects. As contemplated by the Quality Purchase Agreement, following the Closing, Quality will function as a majority-owned operating subsidiary of the Company, and the Company will consolidate the financial results and information of Quality with its own.

As previously reported in a Report on Form 6-K furnished by the Company to the SEC on January 13, 2025, on January 10, 2025, the Company entered into a Securities Purchase Agreement, dated as of January 10, 2025 (the “January 2025 Private Placement Purchase Agreement”), with certain institutional investors (the “January 2025 Private Placement Investors”), pursuant to which the January 2025 Private Placement Investors and the Company agreed to execute and deliver to the January 2025 Private Placement Investors certain Senior Convertible Notes, dated as of January 10, 2025 (the “January 2025 Notes”) in the aggregate original principal amount of $1,281,250 and an aggregate purchase price of $1,025,000, and certain warrants (the “January 2025 Warrants”) to initially purchase an aggregate of 2,292,040 Class A Ordinary Shares. Pursuant to the January 2025 Private Placement Purchase Agreement, the Company and the January 2025 Private Placement Investors also entered into a Registration Rights Agreement, dated as of January 10, 2025 (the “January 2025 Registration Rights Agreement”). On the same date, the closing under the January 2025 Private Placement Purchase Agreement occurred, and the Company issued the January 2025 Notes and the January 2025 Warrants to the January 2025 Private Placement Investors (the “Private Placement Closing”). As provided in the January 2025 Private Placement Purchase Agreement, the Company was required to reimburse the lead January 2025 Private Placement Investor a non-accountable amount of $75,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

As previously reported in a Report on Form 6-K  furnished by the Company to the SEC on January 13, 2025 (the “January 2025 Form 6-K”), on January 10, 2025, the Company entered into an Ordinary Shares Purchase Agreement (the “CEFF Purchase Agreement”), dated as of January 10, 2025, with an investor (the “CEFF Purchaser”), whereby, subject to the terms and conditions of the CEFF Purchase Agreement, the Company will have the right, but not the obligation, to sell to the CEFF Purchaser, and the CEFF Purchaser will be obligated to purchase, up to the lesser of (i) $25 million of newly issued Class A Ordinary Shares and (ii) the Exchange Cap (as defined in the January 2025 Form 6-K). As consideration for the CEFF Purchaser’s commitment to purchase Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the CEFF Purchase Agreement, upon execution of the CEFF Purchase Agreement, the Company was required to issue 486,117 Class A Ordinary Shares to the CEFF Purchaser, valued at $250,000, based on a value per share equal to 92% of the closing price of the Class A Ordinary Shares on January 8, 2025 in accordance with the terms of the CEFF Purchase Agreement. In addition, the Company was required to pay the CEFF Purchaser $25,000 to reimburse the CEFF Purchaser for reasonable out-of-pocket expenses, including the legal fees and disbursements of the CEFF Purchaser’s legal counsel.

As set forth in the Company’s pro forma balance sheet attached hereto as Exhibit 99.1, as a result of the Acquisition Closing, the Private Placement Closing, and the Company’s entry into the CEFF Purchase Agreement, the Company’s pro forma stockholders’ equity as of January 10, 2025 is approximately $12.0 million. Therefore, as a result of these transactions, the Company has undertaken a number of transactions to achieve and demonstrate long-term compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million for continued listing on The Nasdaq Capital Market tier of Nasdaq.

Forward-Looking Statements

The Report on Form 6-K and the statements contained herein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Pro Forma Balance Sheet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 13, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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